

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2010

Josh Morita, Chief Executive Officer
RPM Dental, Inc.
3285 Blazer Parkway, Suite 200
Lexington, Kentucky 40509

> **Re: RPM Dental, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 21, 2010**
> **File No. 333-168895**

Dear Mr. Morita:

We have reviewed the above-referenced filing and the related response letter and have the following comments. If indicated, we think you should revise your document in response to these comments. After reviewing this information, we may raise additional comments. Unless otherwise noted, where a prior comment is referred to, it refers to our letter dated September 13, 2010.

General

1.   Please update your financial statements through September 30, 2010. Refer to Rule 8-08 of Regulation S-X.

Summary Financial Data, page 2

2.   We note your expanded disclosures in response to our prior comment number 3. It appears that your total assets and total liabilities as of June 30, 2010 do not match your total assets and total liabilities on your balance sheet on page F-9. Please revise accordingly.

Information With Respect to the Registrant, page 11

Description of Business, page 9

3.   We refer to prior comment 6 and note that you state on page 11 of your document that you believe that the proceeds from this offering will satisfy your cash requirements for the remainder of the year and the first quarter of our next fiscal year. This appears to be inconsistent with the nature of this offering given your "Use of Proceeds" disclosure that the selling shareholders are selling the shares offered pursuant to this registration statement for their own account, and that you will not receive any proceeds from those resells. Please advise or revise your document accordingly.

Balance Sheet, page F-1

4.   We note you disclose total stockholders' deficit as of December 31, 2009. However, it appears that you have a positive balance, and that this line item should instead be stockholders' equity. Please advise or revise accordingly.

Notes to the Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page F-5

5.   We have reviewed your revised revenue recognition policy in response to our prior comment number 19. Please address the following items:

- Tell us how you considered your price to the buyer being fixed or determinable in your revenue recognition. In this regard, we note that you provide only three recognition criteria. Refer to SAB 104.
- Your recognition of the one time setup fee when received is unclear to us. Please tell us the accounting guidance that you have cited to recognize this fee upfront, rather than over the expected customer relationship term. In this regard, explain whether you believe the services or products provided upfront have stand alone value. In addition, tell us how you considered SAB Topic 13A3f, question 1.
- Expand your policy to describe the services and/or products provided under the initial setup fee.
- We note that you disclose you recognize the monthly maintenance fees when received. Please tell us how you determined that collectability is not reasonably assured until payment is received.
- Please expand your disclosures to clarify if you bill monthly maintenance fees at the end of the month as services have been provided or at the beginning of the upcoming month.
- We note under your discussion of additional advertising services, you do not recognize revenue until, "payment for the service clears." Please tell us how you determined that collectability is not reasonably assured until payment clears.

Note 2 – Major Customers, page F-7

6.   We have reviewed your expanded disclosures on pages F-7 and F-15 in response to our prior comment number 18. Please expand your disclosures to disclose the total amount of revenues from each customer, rather than disclosing the total amount from your major customers. Refer to ASC 280-10-50-42.

Note 7 – Capital Contribution, page F-7

7.   We note your revised disclosures in response to our prior comment number 17. Please clarify if these individuals received any benefit for their contributions. In this regard, we note that it does not appear that these individuals currently own any of your common stock.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operation

Period Ended December 31, 2009, page 13

8.   Please expand your discussion of general and administrative expenses to identify the remaining expense for the period ended December 31, 2009. In this regard, we note you identify $30,000 of the $40,347 expense for the period.

Six Months Ended June 30, 2010, page 13

9.   We note that the amount of general and administrative expenses identified here does not match to the general and administrative expense line item in your statement of operations on page F-10. Please revise accordingly.

Liquidity, page 14

10.   Please provide a discussion and analysis of cash flows. Refer to Item 303(a)(1) and (2) of Regulation S-K and Section IV.B of SEC Release 33-8350. This discussion should include each period presented in your financial statements.

Capital Resources, page 14

11.   We refer to prior comment 20 and the related revisions made in response thereto. You state that you believe that you have enough cash to support your daily operations for the remainder of the fiscal year and the first quarter of your next fiscal year while you are operating and producing revenues. You state, however, on page 11 of your document that you believe that the proceeds from this offering will satisfy your cash requirements for the remainder of the year and the first quarter of our next fiscal year. Please revise to clearly indicate whether the basis for your belief regarding your ability to meet your cash needs is based on your current cash assets or the proceeds from this offering.

Exhibit 23.1

12.   We note that in the revised consent in response to our prior comment number 24, that the date of the financial statements identified in the consent continues to not correspond to the date of the financial statements included in your filing. We repeat our prior comment to have your auditors revise the consent accordingly.

Josh Morita
RPM Dental, Inc.
November 12, 2010
Page 4

Signatures, page 24

    13. We refer to your revisions made in response to prior comment 25 and note that while you have included the signature of the person serving as your principal financial officer, you have continued to omit the signature of the person(s) serving as your principal accounting officer or controller. We refer again to Instruction 1 to Signatures of Form S-1. Please revise.

    You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3735 with any other questions.

        Sincerely,

        Barbara C. Jacobs
        Assistant Director

cc: Via Facsimile (732) 577-1188
        Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP